UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38611

Cushman & Wakefield UK Holdco (London) Limited*

(formerly known as Cushman & Wakefield plc and Cushman & Wakefield Limited)

(Exact name of registrant as specified in its charter)

125 Old Broad Street

London, United Kingdom EC2N 1AR

+44 20 3296 3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, $0.10 nominal value*

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

*

This Form 15 relates solely to the reporting obligations of Cushman & Wakefield UK Holdco (London) Limited (formerly known as Cushman & Wakefield plc and Cushman & Wakefield Limited), a company incorporated under the laws of England and Wales, a wholly owned subsidiary of Cushman & Wakefield Ltd., a Bermuda exempted company limited by shares (“Cushman Bermuda”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and does not affect the reporting obligations of Cushman Bermuda pursuant to Rule 12g-3(a) of the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Cushman & Wakefield UK Holdco (London) Limited has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 8, 2025

CUSHMAN & WAKEFIELD UK HOLDCO (LONDON) LIMITED

By:	/s/ Steven R. Belew
Name:	Steven R. Belew
Title:	Director